July 29, 2024

Kai Huang
Chief Financial Officer
ZJK Industrial Co., Ltd.
No.8, Jingqiang Road, 138 Industrial Zone
Xiuxin Community, Kengzi Town
Pingshan New Area
Shenzhen, PRC

       Re: ZJK Industrial Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 24, 2024
           File No. 333-280371
Dear Kai Huang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Related Party Transactions, page 137

1. We note that you have listed transactions for the fiscal years ended December 31, 2023 and 2022. Please revise to provide the information required for the period since the beginning of your preceding three financial years up to the date of the document. Refer to
       Item 7.B of Form 20-F.
 July 29, 2024
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Anna Wang